                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        TCI SATELLITE ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Series A Common Stock, $1.00 par value
                     Series B Common Stock, $1.00 par value
                     --------------------------------------
                        (Title of Classes of Securities)

                         Series A Common Stock 872298104
                         Series B Common Stock 872298203
                         -------------------------------
                                 (CUSIP Numbers)

                               Dr. John C. Malone
                          c/o Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 1997
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. - Series A Common Stock  872298104
Cusip No. - Series B Common Stock  872298203


--------------------------------------------------------------------------------
    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Dr. John C. Malone

--------------------------------------------------------------------------------
    (2)       Check the Appropriate Box if a Member of a Group

                                                                    (a)      [ ]
                                                                    (b)      [ ]

--------------------------------------------------------------------------------
    (3)       SEC Use Only

--------------------------------------------------------------------------------
    (4)       Source of Funds
              PF, AF

--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                [ ]

--------------------------------------------------------------------------------
    (6)       Citizenship or Place of Organization
              U.S.

--------------------------------------------------------------------------------
 Number of    (7)   Sole Voting Power             1,667,203 Shares of Series A*
                                                  2,533,208 Shares of Series B**
Shares Bene-        ------------------------------------------------------------
  ficially    (8)   Shared Voting Power           0 Shares
 Owned by           ------------------------------------------------------------
Each Report-  (9)   Sole Dispositive Power        1,667,203 Shares of Series A*
                                                  2,533,208 Shares of Series B**
 ing Person         ------------------------------------------------------------
   With       (10)  Shared Dispositive Power      0 Shares

--------------------------------------------------------------------------------
   (11)       Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,667,203 Shares of Series A*
                       2,533,208 Shares of Series B**

--------------------------------------------------------------------------------
   (12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ] **

--------------------------------------------------------------------------------
   (13)       Percent of Class Represented by Amount in Row (11)

                       Series A Common Stock                    2.9%
                       Series B Common Stock                    29.9%

--------------------------------------------------------------------------------
   (14)       Type of Reporting Person

                       IN

-----------------------------
*Including the 1,467,203 shares to be beneficially owned by Dr. Malone, together with the additional 200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. (See Items 3 and 5)
**Includes 117,300 shares of Series B Common Stock to be beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5)

Cusip No. - Series A Common Stock  872298104
Cusip No. - Series B Common Stock  872298203

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                        TCI SATELLITE ENTERTAINMENT, INC.
                          (Commission File No. 0-21317)

ITEM 1.    Security and Issuer
           -------------------

           Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D (the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Issuer Common Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

           Dr. Malone is filing this Amendment No. 1 to the Statement to report certain recent purchases of Series A Stock.

ITEM 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

           Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

           On February 27, 1997, Dr. Malone purchased through a broker 625,000 shares of Series A Stock at a purchase price of $8 per share for a total purchase price of $5,000,000. In addition, on February 27, 1997, Dr. Malone purchased through a broker 100,000 shares of Series A Stock at a purchase price of $7.875 per share for a total purchase price of $787,500. On February 28, 1997, Dr. Malone purchased through a broker 725,000 shares of Series A Stock at a purchase price of $8 per share for a total purchase price of $5,800,000.

Cusip No. - Series A Common Stock  872298104
Cusip No. - Series B Common Stock  872298203

           The source of the consideration used to purchase the Series A Stock was an advance from TCI Technology Ventures, Inc., a Delaware corporation and a wholly owned subsidiary of Tele-Communications, Inc., a Delaware corporation. It is expected that such advance will be reflected as a loan from such subsidiary.

ITEM 4.    Purpose of Transaction
           ----------------------

           Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

           As market conditions permit, Dr. Malone expects to purchase, from time to time, additional shares of Series A Stock or Series B Stock. Dr. Malone intends to beneficially own his Issuer Common Stock for investment purposes.

           Dr. Malone is a director of the Issuer. Except as provided above, Dr. Malone (in his individual capacity) does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

           Notwithstanding the foregoing, Dr. Malone may determine to change his investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to his future course of action, Dr. Malone will take into consideration various factors, such as Dr. Malone's financial position, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Dr. Malone, and general economic and stock market conditions, including, but not limited to, the market price of the Issuer Common Stock. Dr. Malone reserves the right, depending on other relevant factors, to acquire additional shares of the Issuer Common Stock in open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of the Issuer Common Stock or to change his intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.    Interest in Securities of the Issuer
           ------------------------------------

           Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

Cusip No. - Series A Common Stock  872298104
Cusip No. - Series B Common Stock  872298203

           (a) As described in Item 3 above, Dr. Malone beneficially owns 1,667,203 shares of the Series A Stock. Of the 1,667,203 shares beneficially owned, 1,467,203 shares are owned of record and an additional 200,000 shares may be acquired upon the exercise of stock options granted in tandem with stock appreciation rights. In addition, Dr. Malone beneficially owns 2,533,208 shares of the Series B Stock. Of the 2,533,208 shares beneficially owned, 2,415,908 shares are owned of record and the remaining 117,300 shares are owned of record by Dr. Malone's spouse, to which Dr. Malone disclaims beneficial ownership.

           The Issuer has informed Dr. Malone that, as of December 4, 1996, the Issuer had outstanding 57,941,044 shares of Series A Stock and 8,466,564 shares of Series B Stock. Such amounts do not include shares of Series A Stock issuable upon conversion of shares of the Series B Stock. Based on such amounts, the 1,667,203 shares of Series A Stock to be beneficially owned by Dr. Malone will represent 2.9% percent of the outstanding Series A Stock, and the 2,533,208 shares of Series B Stock to be beneficially owned by Dr. Malone will represent 29.9% of the outstanding Series B Stock. The percent of Series A Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire shares of Series A Stock.

           (b) Dr. Malone and, to his knowledge, his spouse each have the sole power to vote or to direct the voting of their respective shares of the Issuer Common Stock that they beneficially own, and have the sole power to dispose of, or to direct the disposition of, all such shares.

           (c) Except for the Issuer Common Stock received in the Distribution and except as stated herein, neither Dr. Malone nor, to his knowledge, his spouse has executed transactions in the Issuer Common Stock during the past sixty (60) days.

           (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock owned by Dr. Malone or, to his knowledge, by his spouse.

           (e)  Not applicable.

Cusip No. - Series A Common Stock  872298104
Cusip No. - Series B Common Stock  872298203

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 5, 1997                          /s/ John C. Malone
                                       ------------------------------
                                       John C. Malone